DC
1284721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04021122

March 5, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/5/2004

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

Bob Normile
Senior Vice President, General Counsel
and Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Re: Mattel, Inc.
Incoming letter dated January 22, 2004

Dear Mr. Normile:

This is in response to your letters dated January 22, 2004 and February 24, 2004 concerning the shareholder proposal submitted to Mattel by Marie-Claude Hessler-Grisel. We also have received a letter from the proponent dated February 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/4991

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000

January 22, 2004

SENT VIA E-MAIL AND OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20547

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. – Shareholder Proposal of Marie-Claude Hessler-Grisel

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mattel, Inc., a Delaware corporation ("Mattel"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for Mattel's 2004 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Marie-Claude Hessler-Grisel ("Proponent") to Mattel on November 28, 2003 (the "Proposal"). A copy of the Proposal is attached hereto as Attachment A.

With respect to the Proposal, Mattel requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if Mattel omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials. We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rule l4a-8(i)(10). By a copy of this letter to Proponent, we are notifying her of our intentions to exclude the Proposal from the Proxy Materials.

A. The Proposal.

The Proposal reads as follows:

> Whereas the shareholders request the Board of Directors to report yearly, in writing, on the money spent on philanthropy in all its forms such as cash donations, matching funds, gifts in kind or for auctions or any other form, domestically and abroad, independently or in connection with marketing actions. The report should also explain the decision criteria and the expected benefits.

B. **The Proposal is properly excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.**

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Nordstrom Inc. (February 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-30091 (August 16, 1983). It is well-established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (March 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See, e.g., Columbia/HCA Healthcare Corp. (February 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

Mattel's Web site, www.mattel.com (the "Web Site"), currently includes disclosure regarding charitable and philanthropic activities. The year 2004 will mark the final year in a multi-year, $25 million gift from the Mattel Children's Foundation to the Mattel Children's Hospital at UCLA. Mattel and the Mattel Children's Foundation are currently undertaking a strategic planning process with regard to future philanthropic activities. The Mattel Children's Foundation is a separate entity from Mattel; the Foundation is a 501(c)(3) charitable organization and is incorporated as a California non-profit public benefit corporation. The members of the Mattel Board of Directors constitute the members of the Mattel Children's Foundation. The members of the Foundation elect a Board of Directors for the Foundation, and the Foundation's Board currently consists of three persons who also serve as directors of Mattel. A presentation regarding strategic planning for the Foundation will be made to the Foundation's Board at their next meeting in mid-March 2004.

As part of the strategic planning process, the portion of the Web Site relating to philanthropic activities is being redesigned. The latest draft of the revised text concerning philanthropy that Mattel expects to include in its Web Site is attached as Attachment B (the "Charitable Giving Disclosure").

The Charitable Giving Disclosure, which will be updated annually, covers substantially all of the information requested by the Proposal. Indeed, the Charitable Giving Disclosure goes significantly beyond the disclosure requested by the Proposal, in that it also describes amounts spent by, criteria used by and benefits expected from programs of, the Mattel Children's Foundation as well as Mattel itself, and descriptions of various charitable programs of both Mattel and the Mattel's Children's Foundation.

Quantitative information about philanthropy during 2003 is provided on page 3 of the Charitable Giving Disclosure under the heading "Mattel Children's Foundation," on page 4 under the heading "Mattel Children's Foundation – Current Initiatives – Mattel Children's Hospital," on page 6 under the heading "Mattel Children's Foundation – Employee Programs," and on page 10 under the heading "Mattel Corporate Philanthropy." We consider philanthropy in connection with marketing actions to be a separate category, and accordingly it is discussed separately on page 17 under the heading "Mattel's Philanthropic Brand Initiatives."

Information as to decision criteria for philanthropy can be found throughout the Charitable Giving Disclosure, both in general terms (statements of overall vision, mission and philosophy) and in specific terms (criteria for specific programs). See for example the materials on page 2 of the Charitable Giving Disclosure under the headings "Mattel Philanthropy – Mattel's Philanthropic Vision," "Mattel Philanthropy – Mattel's Philanthropic Mission," and "Mattel Philanthropy – Mattel's Philanthropic Values"; on page 3 under the heading "Mattel Children's Foundation" (a general statement of objective); on page 9 under the heading "Mattel Children's Foundation – Funding Priorities," and on page 10 under the heading "Mattel Corporate Philanthropy – Toy Donations" (the latter is an example of specific criteria).

Information as to expected (and actual) benefits from philanthropy can be found throughout the Charitable Giving Disclosure, for example on pages 4 and 5 under the headings "Mattel Children's Foundation – Current Initiatives – Mattel Children's Hospital" and "Mattel Children's Foundation – Current Initiatives – Children Affected by AIDS Foundation"; on pages 7 and 8 under the heading "Mattel Children's Foundation – Historical Initiatives," and the many specific descriptions on pages 12 to 16 under the heading "Live, Work and Play," which give concrete examples of benefits.

With regard to the year 2003, Mattel is in the process of gathering the relevant quantitative data for the Charitable Giving Disclosure, and thus in Attachment B there are several blanks with regard to dollar amounts, quantities of products donated and numbers of non-profit organizations that received gifts during 2003. Mattel believes that this information can be collected by mid-March 2004. At that time, the Board of Directors of the Mattel Children's Foundation will also be meeting to review a presentation regarding strategic planning for the Foundation.

Accordingly, Mattel would propose to supplement this letter with an additional letter (the "Supplemental Letter") to be filed with the Staff in mid-March 2004, approximately a month in advance of the time that the Proxy Materials are anticipated to be filed. The Supplemental Letter would furnish the Staff with a final version of the Charitable Giving Disclosure and would notify the Staff that the Charitable Giving Disclosure has been placed on the Web Site. For the Staff's convenience, Mattel would, under cover of the Supplemental Letter, furnish a marked version of the Charitable Giving Disclosure indicating each change made to the Charitable Giving Disclosure since the version attached hereto as Attachment B. Mattel expects that such changes would be limited to inserting the quantitative information that is currently missing from Attachment B because such information has not yet been gathered. It is also possible that the presentation could be revised or reorganized to reflect input received from the Board of Directors of the Mattel Children's Foundation at its meeting in mid-March. Also, additional information could be added, but we do not expect to decrease availability of any of the information requested in the Proposal.

Although the Proponent requests information in the form of a board of directors report, Mattel believes that it will have substantially complied by making the information widely available to its shareholders and the public, even if not in the specific format demanded by the Proponent. In prior no-action letters, the Staff has taken the position that requests for disclosure of information to shareholders in the form of a board report were moot where the company had already publicized the type of information requested by the proposal although not in the form of a board report. See e.g., Sears, Roebuck and Co (Feb 23, 1998) (request for board report on import buying policy moot as a result of existence and publicity of policies and practices on same topic); The Limited, Inc. (Mar 15, 1996) (request for board report on foreign supplier moot as a result of existence and publicity of policies on same topic; the company had argued that "[t]he notion that the question of whether the Proposal has been substantially implemented turns on the seemingly artificial distinction of whether the document addressing the Proponent's concerns is labeled a 'report', a 'policy' or something else does not appear to be sound").

We are filing this letter now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Proxy Materials. We note that the fact that Mattel has not yet completely finalized the Charitable Giving Disclosure will not bar the Staff from granting no-action relief, as long as it files the Supplemental Letter indicating that such action has taken place. See Intel (Mar. 11, 2003) (company permitted to file supplementary letter after board adoption of relevant policy); Masco Corp. (Mar 29, 1999) (same).

C. Conclusion.

Mattel requests the concurrence of the Staff that it will not recommend enforcement action if Mattel omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials pursuant to Rule 14a-8(i)(2).

By copy of this letter, Mattel notifies Ms. Hessler-Grisel of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed pre-addressed and pre-paid return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Ms. Marie-Claude Hessler-Grisel (via e-mail, facsimile and overnight courier), w/attachments

Attachment A

Shareholder Proposal

Whereas the shareholders request the Board of Directors to report yearly, in writing, on the money spent on philanthropy in all its forms such as cash donations, matching funds, gifts in kind or for auctions or any other form, domestically and abroad, independently or in connection with marketing actions. The report should also explain the decision criteria and the expected benefits.

Supporting Statement

The 2002 annual report states that "our commitment to philanthropy, domestically and abroad, is another area where we will innovate in 2003." No mention is made however of how much money this philanthropy will involve, nor where the money will come from.
Lately, philanthropy has been high on the agenda of corporations, with motivations varying from being seen as a good citizen to attracting and retaining employees, from getting closer to customers to building ties to communities.

In view of the growing importance of philanthropy, shareholders as the owners of the company, should be informed not only on the amount of money involved but also on the various forms of philanthropy, on the decision criteria and on the results. But for the $25 million gift to the Mattel Children's Hospital at UCLA, which was announced with great fanfare in November 1998, the information provided in the annual report or on the Web site of Mattel is sketchy and not quantified.

Attachment B
Charitable Giving Disclosure

TABLE OF CONTENTS[1]

[1] Note to the Staff: This table of contents will not appear on the Web Site, because the Web Site is instead structured with links and navigation buttons. Mattel is including this table of contents for the convenience of the Staff in reviewing the contents of the Charitable Giving Disclosure.

TEXT

MATTEL PHILANTHROPY – VISION, MISSION AND VALUES

Mattel's Philanthropic Vision

To make a meaningful difference, one child at a time.

Mattel's Philanthropic Mission

To make a difference in Mattel's global community by effectively serving children in need. Partnering with non-profit organizations dedicated to directly serving children, Mattel creates joy through product donations, grant making and the work of employee volunteers. Mattel also enriches the lives of its employees by identifying diverse volunteer opportunities and supporting their personal contributions through the matching gifts program. The Mattel philanthropic efforts are active wherever Mattel employees live and work (and play!).

Mattel's Philanthropic Values

- Children: by touching their lives in *meaningful* ways
- Our communities: through programs that *enhance* the lives of children
- Our partners: through *strategic* collaborations
- Our volunteers: by sharing their *passion*
- Ourselves: by fulfilling our mission with *integrity*

MATTEL CHILDREN'S FOUNDATION

The Mattel Children's Foundation was established in 1978 and is a separate charitable organization incorporated as a non-profit public benefit corporation. The Mattel Children's Foundation is funded exclusively by donations from Mattel. In 2003, Mattel gave to the Foundation an aggregate of $____________ in cash. During 2003, the Foundation gave cash grants in the aggregate amount of $____________.

Since its inception, the Mattel Children's Foundation has focused its strategic grantmaking on one objective: improving the lives of children. Viewing philanthropy as an investment, the Mattel Children's Foundation funds exemplary nonprofit partners that not only share but demonstrate this ideal through their compassionate outreach to children as well as their financial accountability. The philanthropic work of the Foundation is funded through a percentage of Mattel's pre-tax corporate profits.

The Mattel Children's Foundation promotes the spirit of giving companywide through the following programs:

- Employee Volunteers: established in 1991, provides Mattel headquarter employees with opportunities to give back to their communities.
- Employee Volunteer Grants: awards grants to nonprofit organizations where domestic Mattel employees contribute time, in an unpaid capacity, on an ongoing basis.
- Employee Matching Gifts: matching dollar for dollar the charitable gifts made by domestic employees to qualified nonprofit organizations, up to $5,000 annually.
- Scholarship Program: assists the children of domestic and international employees with college or university education costs.

Click to contact the Mattel Children's Foundation.

MATTEL CHILDREN'S FOUNDATION

Current Initiatives

Mattel Children's Hospital

The complexion of pediatric medical care in Southern California was forever changed in November 1998 when Mattel announced that the Mattel Children's Foundation had pledged $25 million in a multi-year commitment toward construction of a new children's hospital at UCLA. In appreciation for the Foundation's commitment, UCLA declared that both the existing facility and the new facility, which began construction in 2000 and will open in 2004, would be renamed the Mattel Children's Hospital at UCLA. During 2003, as part of the multi-year commitment, the Mattel Children's Foundation gave a cash donation of $5 million to the Mattel Children's Hospital at UCLA.

Click for more information on Mattel Children's Hospital at UCLA.

A hospital within a hospital, the new Mattel Children's Hospital at UCLA, once completed, will occupy one entire floor of the new UCLA Medical Center, and will have its own distinct entrance and lobby.

With 100,000 square feet of space, the Mattel Children's Hospital will feature a 99-bed Inpatient Unit, 12-bed Pediatric Intensive Care Unit, and a 20-bed level III Neonatal Intensive Care Unit, a distinction held for hospitals that serve the most critically ill children. The hospital is already recognized worldwide as a leader in neurology, nephrology, immunology, cardiology, molecular biology and genetics, pediatric pain, and hematology/oncology.

The stunning facility has been designed by world-renowned architect I.M. Pei, who also designed the Grand Louvre in Paris and the East Wing of the National Gallery of Art in Washington, D.C. Incorporating gracefully curving forms, natural light rooftop gardens, and spacious single rooms, the design of the new hospital reflects openness, provides flexibility for use of space, and, above all, is people-friendly.

Mattel's $25 million pledge, payable over multiple years, is the largest single commitment ever made by the Mattel Children's Foundation and the largest gift ever made to a children's hospital by a corporation or corporate foundation.

Children Affected by AIDS Foundation

In 1993, Mattel executive Joe Cristina was losing his battle with HIV. His health was failing and he felt compelled to disclose his illness to his boss, co-workers and colleagues and leave the company on disability. Much to Joe's surprise, he was inundated by calls and notes from other Mattel employees, inventors, and manufacturers – all of whom wanted to help and support him. Instinctively, the business-savvy side of his nature kicked in. "How can I mobilize this energy among the children's toy industry to affect something positive?" he thought. He realized at that moment that he had a once-in-a-lifetime opportunity to use his life and turn his own personal tragedy into an amazing opportunity for the tens of thousands of children affected by HIV and AIDS that he had recently been learning more about.

With the support of Mattel, and the many friends he had made during his long career, Joe started the Children Affected by AIDS Foundation (CAAF – click for more information [hyperlink here to site caaf4kids.org])

The single-greatest way CAAF raises funds is through an annual fundraising event called *Dream Halloween®*, a magical night of Halloween-fantasy aimed at entertaining children and their families. Now in its ninth year in Los Angeles, its third year in Chicago and its first year in New York, *Dream Halloween Ò* takes place every October and raises over $2 million in a single week.*Dream Halloween®* also allows hundreds of children affected by AIDS to experience the magic of Halloween by attending the event or receiving a bag filled with treats!

Mattel was instrumental in the creation of this event and has supported its growth every step of the way over the years. In addition to being a Presenting Sponsor each and every year, Mattel has rallied the support of its employee base as volunteers for this event (some years as many as 300 Mattel employees have volunteered to make *Dream Halloween®*a reality). Dream Halloween's Leadership Team, which is the planning committee for the event is also heavily staffed with Mattel employees – heading up fundraising and logistical aspects of the event. Furthermore, Mattel employees have lent their organizational and leadership talents as members of the CAAF Board of Directors.

MATTEL CHILDREN'S FOUNDATION

Employee Programs

Recognizing that the skills and talents of individuals can have a profoundly beneficial impact on communities, the Mattel Children's Foundation organizes and implements a wide variety of programs to encourage Mattel employees to engage in community service and philanthropy. Their overwhelming involvement in these programs clearly displays the caring spirit that is shared by those who make up the Mattel family. During 2003, the Mattel Children's Foundation donated $_________ to the funding of employee programs, including the Employee Volunteer Grants, Employee Matching Gifts and Scholarships for Employees' Children programs.

Mattel Volunteers "Happy to Help" Program

Mattel employees engage in community service to brighten the lives of others, and undoubtedly enrich their own lives in the process. "Mattel Volunteers: Happy to Help" is the Mattel Children's Foundation's formal volunteer program, through which more than 35 events are coordinated each year.

Employees clean up beaches, remove graffiti from the walls of neighborhood schools, and walk, run, or bicycle to raise funds to help save the environment or cure a disease. Others paint with terminally ill children, make Easter baskets for homeless children, or package and deliver meals for people infected with or affected by AIDS. Each gesture of kindness constitutes a great act, because each was done willingly and from the heart.

Employee Volunteer Grants Program

The Mattel Children's Foundation will award Employee Volunteer Grants to nonprofit organizations where Mattel employees contribute time, in an unpaid capacity, on an ongoing regular basis. The amount of the award is determined by the Foundation, and depends upon the length and type of service, as well as the total number of Mattel employees currently volunteering time to assist the organization. Preference is given to organizations that have programs benefiting children in need.

Each year the Foundation honors all employee volunteers and recognizes exemplary individuals with Volunteer Service Awards. Special grants are made to the nonprofit organization to which the award winners give their time.

Employee Matching Gifts

In addition to encouraging their gifts of time and talent, the Mattel Children's Foundation encourages employees to support nonprofit organizations monetarily by matching their contributions to educational institutions or nonprofits that serve children, for up to $5,000 per employee per year.

Scholarships for Employees' Children

With higher education increasingly essential to compete and flourish in our world today, the Mattel Children's Foundation assists the children of employees with college or university education costs through its scholarship program. Recipients and their parents are honored each year at a Scholarship Breakfast hosted by Mattel's Chairman and CEO.

MATTEL CHILDREN'S FOUNDATION

Historical Initiatives

Hand in Hand

A national survey commissioned by Mattel revealed that parents and community members, regardless of race, socioeconomic status, or geographic considerations, lacked information on ways to get involved in school and school reform efforts. That's why the Mattel Children's Foundation launched its *Hand in Hand* initiative in 1995, uniting parents, schools, and communities in the education of our nation's children.

Formed in response to the National Education Goals 2000, *Hand in Hand*, was a public-private partnership that was developed and operated in cooperation with the Institute for Educational Leadership in Washington, D.C., and led by an advisory group comprising nationally recognized leaders in parent involvement and school reform issues. The Mattel Children's Foundation invested nearly $3 million in the initiative over three years.

Hand in Hand comprised both a national public awareness campaign and innovative demonstration projects in eight cities coordinated by community collaboratives dedicated to fulfilling the *Hand in Hand* message. While parental involvement was necessary throughout the school year, special emphasis was placed on "Take Our Parents to School (TOPS) Week" each November.

Each *Hand in Hand* collaborative developed its own unique outreach efforts to engage parents and other community members. In Philadelphia, for example, parents and children addressed cultural differences in the classrooms by creating Unity Quilts, which celebrated the cultural richness and diversity of each child and family.

From Parent Resource Guides to Computer Nights at schools, each collaborative reached out to its community, altogether engaging more than one million adults and parents in school activities nationwide. Efforts in these cities demonstrated that by working *Hand in Hand*, we can make a difference in the education of children everywhere.

In 1999, the *Hand in Hand* initiative concluded, and its findings were compiled and distributed to educators and parents. This document not only demonstrated the effectiveness of *Hand in Hand*, but also contributed to the body of knowledge available on parental and community involvement in education.

If you have Adobe Acrobat, click here to download the *Hand in Hand* PDF file.

If you don't have the Adobe Acrobat Reader, click here to quickly download it.

Helping Kids Grow

In 1994, the Mattel Children's Foundation launched *Helping Kids Grow*, a multimillion-dollar program to ensure that children in low-income communities had access to basic preventative health care.

Initially funded through sales of "Dr. Barbie" dolls, this health care initiative helped to establish medical clinics at Head Start programs, as well as mobile medical and dental units. Unique partnerships were formed between the Mattel Children's Foundation and AltaMed Health Services, Children's Hospital Los Angeles, Children's Health Fund, and WATTS Health Charities, all of which provide basic health and oral care services to young children and their families.

More than $3 million was invested in *Helping Kids Grow* prior to the initiative's conclusion in 1997, with more than 10,000 children gaining access to vital health care services that they would not otherwise receive.

Mattel Family Learning Program

The Mattel Family Learning Program (MFLP) is the Foundation's longest-running initiative, receiving more than $7 million in monetary investment since being launched in 1990.

The MFLP consists of computer learning labs that offer literacy software and adaptive technology designed specifically to help children with special needs and those with limited English proficiency. With 81 computer learning labs operating in 27 U.S. states and in Canada, Hong Kong, and Mexico, the MFLP has served tens of thousands of children, as well as their parents and siblings.

Working in partnership with the Alliance for Technology Access, a national nonprofit organization committed to improving access for special needs children, the Foundation has made children with special needs a priority. Through this initiative, computer labs are established and may later be upgraded in order to meet the changing needs of children and communities, and to provide linkages to the Internet.

To ensure maximum use of the computer labs, many sites offer extended service hours, enabling parents and siblings also to access and benefit from the technology. Select locations have developed formal technology instruction classes for parents and children, encouraging entire families to explore and discover the benefits of technology and learn together. No new sites are being added at this time.

MATTEL CHILDREN'S FOUNDATION

Funding Priorities

The Mattel Children's Foundation, through its various charitable investments, seeks to improve the lives of all children in need so that they may grow up happy, healthy, and with the knowledge and skills necessary to become contributing members of a global society.

Mattel is especially proud of its commitment to the Mattel Children's Hospital at UCLA, located in Los Angeles, California. In 1998, Mattel made a multi-year $25 million donation toward construction of a new facility.

DUE TO THIS COMMITMENT, WHICH WILL BE MET AT THE END OF 2004, PROPOSALS ARE NOT CURRENTLY BEING ACCEPTED.[2]

[2] Note to the Staff: In 2005, after the multiyear commitment to the Mattel Children's Hospital is satisfied in full, information to the following effect regarding applying for grants will be added to the website:

> Applicants will be reviewed from non-profit, tax-exempt organizations as defined by Section 501(c)(3) of the Internal Revenue code. While the Mattel Children's Foundation supports organizations nationwide, priority is given to those locations where Mattel employees live, work and play, including Los Angeles County, Western New York state, New York City, Madison, Wisc., Chicago, Miramar, Fla., the Dallas-Ft. Worth area and other communities where Mattel maintains a significant operating presence.

MATTEL CORPORATE PHILANTHROPY

In addition to Mattel's donations to the Mattel Children's Foundation, Mattel engages in other charitable giving. For example, in 2003, in addition to giving $_________ to the Mattel Children's Foundation, Mattel donated approximately $________ in cash to other charitable organizations. Furthermore, a separate Mattel corporate budget enables millions of dollars in retail value of product to be contributed annually to help children in need and the organizations that serve them. For example, during 2003, Mattel donated approximately ________ toys to more than _________ non-profit organizations that directly benefit children in need. The retail value of the toys donated during 2003 was approximately $_____________.

Mattel's philanthropic brand initiatives are discussed separately under the heading "Mattel's Philanthropic Brand Initiatives" and are not included in the numbers stated above.

Toy Donations

Beginning January 2004, requests for toys will only be accepted online. Requests will no longer be accepted via facsimile or regular mail.

Each year Mattel receives thousands of requests for toys each year. Unfortunately, we are not able to grant toys to all eligible organizations. We appreciate your understanding and encourage you to reapply each year.

The majority of our in-kind donations are made during the holiday season. The deadline to submit a request for holiday toys is September 30th. Due to the high volume of requests for holiday toys, exceptions cannot be made.

Due to the high volume of requests received, the following criteria have been established for toy donation consideration. Please review this information carefully prior to accessing the online toy application. Priority is given to nonprofits who serve children ages 0-12

Eligible organizations must:

- Have nonprofit status under Section 501(c)(3) of the Internal Revenue Service
- Must be located in the United States
- Must directly serve children in need

Ineligible organizations include:

- Schools and Universities (including preschools)
- Daycares/Childcare centers
- Fraternal and Social Clubs
- Political and Business Associations
- Religious Organizations
- Third-party and fundraising organizations
- Organizations holding toy drives

- Requests for gift bag items.
- Requests from individuals or families cannot be considered

Other information:

- Barring special circumstances, the majority of our donation packages include assorted toys for boys and girls. Special requests are rarely considered.
- Requests for toys must be made online. If you meet our eligibility criteria, you can access the online toy application by clicking the "Toy Donation" button below. A copy of your nonprofit organization's 501(c)(3) must be faxed to the Toy Donations Office at 310-252-4443 in order to complete the application process.
- Deliveries can be made only to street addresses (no PO Boxes, please) and special delivery arrangements cannot be made. Please include a shipping address that can accept deliveries during normal business hours Monday through Friday.
- Due to the high volume of requests, phone calls regarding toy donations cannot be returned. All inquiries will be acknowledged via email or regular mail.
- Requests for toys may only be submitted once per calendar year, per organization.

Mattel, Inc. and the Mattel Children's Foundation reserve the right to change and/or alter the Toy Donations Guidelines and any time and without prior notification.

Live, Work and Play

East Aurora, NY

Fisher-Price Playground Projects

As a contribution to Buffalo's "Success by Six" initiatives, Fisher-Price has installed 15 playgrounds throughout the Western New York community since 1994. Working together with the United Way of Buffalo and Erie County, playground sites are determined after visiting local areas and studying the demographics, proximity of parks and other playgrounds, and the feasibility of constructing a secure, safe playground. Grants from the Mattel Children's Foundation are used to purchase bright, colorful playground equipment that has handicapped-accessible features. And the playgrounds are installed using Fisher-Price employee volunteers!

Every Person Influences Children (EPIC)

EPIC (Every Person Influences Children) is a nonprofit organization dedicated to helping parents and teachers raise children to become responsible adults. Begun in 1980 in Buffalo, New York, the program can now be found in communities in sixteen states. In 2001, EPIC broke ground on a new building in Buffalo, NY, that houses its National Center for Parenting and Character Development. Fisher-Price partnered with EPIC by funding the "Childcare Space" in the new Education Center. The Childcare Space is an inviting and supervised play area for children whose parents are participating in parenting skills workshops or utilizing other EPIC services. It is a colorful, child-friendly room filled with Fisher-Price products that encourages creative play and helps children learn while having fun. It also offers a unique opportunity for parents to observe their children during play. The Childcare Space, together with the Parent Education Room, is an essential part of the new Center – it's a place where families come to strengthen their parenting skills, meet other parents of children the same age as their own, and share their parenting experiences. It is particularly important for disadvantaged and at-risk families, many of whom would be unable to take part in a workshop or utilize EPIC's other services in the Center without a safe place to bring their child. At the Center, they have access to parenting information from sources across the country and around the world. There is an onsite library, Internet access available at computer stations, teleconference seminars led by national experts in the field of parenting, and parenting workshops designed to bring parents with similar needs together from distant communities for discussion via telecommunication.

Buffalo Philharmonic

For over 25 years, Fisher-Price has supported Buffalo's world-class symphony orchestra, the Buffalo Philharmonic. Over the years, the Company has sponsored the "Children's Discovery Series," a group of five children's concerts with pre- and post-concert programs that allow children to meet the musicians and see and touch the instruments. In addition to the Discovery Series, Fisher-Price has also sponsored school-based educational programs that offer music to inner-city students and low-income schools. As part of this program, a musical ensemble visits the schools in preparation for the concert. The students then attend a Philharmonic concert at Kleinhans Music Hall, and a musician comes back to the school for follow up. This program has brought the wonderful gift of music to the ears of over 1,000 children.

Theatre of Youth (TOY)

Established in 1972, Theatre of Youth (TOY) is the region's only full-time professional theatre in upstate New York dedicated to young audiences, and Fisher-Price is a long-time supporter of its efforts. In 1999, TOY renovated and moved into a historic movie theatre in the Allentown section of Buffalo, ending 25 years of performing on rented stages and preserving part of Western New York's architectural heritage. Fisher-Price happily funds the annual children's holiday show, a tradition that has been in place for more than 20 years. Partnering with TOY, "we are teaching our children about the wonders of the mind and the talents within each one of us."

Women's and Children's Hospital of Buffalo

Fisher-Price lovingly created a "Family Center" room at Buffalo's Women's and Children's Hospital for families to relax in while children receive services at the hospital. This room is fun and comforting and was designed by Fisher-Price employees who work in the product design area. Fisher-Price has also renovated the main lobby at the Hospital, transforming it into a cozy, child-friendly atmosphere. The Hospital also receives annual grants from Fisher-Price to purchase updated equipment needed to keep the Hospital state-of-the-art.

Lothlorien Therapeutic Riding Center

Lothlorien Therapeutic Riding Center is located in Fisher-Price's hometown of East Aurora, New York, and is one of the largest facilities in the United States and Canada of its kind. It is the only operating center in Western New York accredited by the North American Riding for the Handicapped Association (NARHA) to provide instruction in therapeutic riding for children. Over the years, Fisher-Price has furnished adaptive equipment and supplies that help physically challenged young children enjoy horseback riding. This has afforded these children new independence and self-esteem, and at the same time has encouraged them to participate in a physical activity.

Cradle Beach Camp

Cradle Beach Camp has been serving disabled and disadvantaged children in Western New York since 1888 by providing an opportunity for a residential summer camp experience. The mission of the organization is to "add value" to the lives of disabled and disadvantaged children through a program that is enjoyable and able to build "developmental assets" in their lives. As a result, there are clinics to attend while at camp teaching everything from positive peer influence to safety to reading for pleasure. The agency cites research indicating that the more developmental assets children have, the more likely they are to make wise choices, choose positive paths, and lead healthy, productive, successful lives. Fisher-Price contributes financially to Cradle Beach to help fund young children in their first camping season.

Skating Association for the Blind and Handicapped (SABAH)

Fisher-Price has built a long-standing relationship with the Skating Association for the Blind and Handicapped (SABAH), a homegrown organization (Buffalo, New York) for over 25 years that assists disabled children by teaching them ice-skating skills. Through specially developed equipment and individual training, SABAH helps the children develop muscle strength and coordination. Our funding supports skates and adaptive equipment for these special children.

Toy Donation Programs

Fisher-Price receives thousands of requests for toys each year. Unfortunately, we are unable to grant toys to all eligible organizations. Our priority is non-profit, 501(c)(3) organizations located in the East Aurora, Buffalo, and Western New York areas that serve needy preschool children, ages 0-6 years.

Click to contact Fisher-Price Toy Donations.

Madison, WI

American Girl, located adjacent to Madison, Wisconsin, has a longstanding reputation as a good corporate citizen-locally and nationally-which has been achieved through a variety of philanthropic programs designed to benefit children.

Special Events

The American Girl Special Events are fund-raising programs, hosted by nonprofit organizations, that leverage the widespread appeal of the American Girl brand to raise funds for children's charities around the nation. Blending learning with entertainment, the Special Events offer a unique, memorable experience for girls and their families and friends. Since 1992, the programs have generated millions of dollars for worthwhile causes nationwide. Interested organizations should call toll-free, (888) 325-7953, for more information about hosting an American Girl event in their area.

The Madison Children's Museum Annual Benefit Sale

Every year, American Girl donates its second and returned merchandise to the Madison Children's Museum in Madison, Wisconsin, whose volunteers refurbish the product for an Annual Benefit Sale held each July. Through American Girl's contribution and the efforts of these volunteers, more than $1 million is raised annually for children. Since American Girl initiated this unique partnership in 1988, the Annual Benefit Sale has raised over $8 million and attracted more than 100,000 shoppers from around the country.

Pleasant Company's Fund for Children

While the Madison Children's Museum keeps part of the proceeds of the Annual Benefit Sale, the balance is redistributed through American Girl's Fund for Children, a foundation that provides grants for children's programs throughout Dane County, Wisconsin. The Fund supports a variety of philanthropic projects specifically designed to enhance children's education through the arts, culture, and the environment.

Recently, these grants have built The Aldo Leopold Nature Center and Nature Net, a collaborative consortium of natural sites in southern Wisconsin dedicated to environmental education for elementary school children; established American Girl (?) Onstage: A Performing Arts Series for Children at the Madison Civic Center; and supported dozens of local performance groups and artist-in-residence programs through the Dane County Cultural Affairs Commission.

United Way & Other Cash Contributions

Since 1992, American Girl has generously invested in Wisconsin's United Way campaigns in those areas where its employees live and work. American Girl has also made numerous cash contributions in support of a wide range of community activities such as the Madison Symphony Orchestra's Holiday Family Concert; Rhythm & Booms, the Midwest's largest Fourth of July fireworks display; and the establishment of a rooftop fountain at Monona Terrace Community Convention Center.

Charitable Donations Program

Each year, American Girl receives thousands of requests from schools, libraries, and other children's organizations seeking product contributions for raffles and auctions. To date, the company has donated thousands of dolls and more than 300,000 books to nonprofits throughout the country. Additionally, American Girl has twice liquidated several million dollars' worth of children's clothing through Kids in Distressed Situations (KIDS), an organization that partners with many of the leading toy and apparel manufacturers to assist children in need throughout the world.

Click for Charitable Donations information.

Mattel Indonesia

Mattel is proud to contribute to the global community by providing the means for its employees and their families to obtain total health and personal development.

In accordance with its commitment to employees, community, and education, Mattel has taken strides in and around its Indonesian facilities to promote a healthy lifestyle for employees, their families, and surrounding neighborhoods. In fact, Mattel Indonesia has received government awards for "Best Developmental Support for Empowerment of Women" and "Best Industrial Work Environment for Women" for West Java and Bakasi.

Healthcare

As a result of disconcerting data from employee health checkups and visits to surrounding villages, Mattel Indonesia began work on transforming the quality of local health and education. By implementing the nation's largest managed healthcare program, Mattel provides access to medical care for almost 14,000 employees and their dependents, as well as community members. Now available to these employees and the needy are vaccinations for endemic diseases such as hepatitis B, typhoid, and tuberculosis, life-saving treatment for those infected with these diseases, and corrective surgery for children with birth defects.

Education

Addressing the need for improved education, Mattel Indonesia instated a program to adopt public schools within a three-kilometer radius of the plants, and began renovating local elementary schools. In addition, Open University, taught by Mattel professionals, provides high school and university degrees to some 500 community members.

Child Literacy

To assist local education, Mattel Indonesia's employees find time to operate a "Mattel Bookmobile," which arrives at elementary schools all over the area to serve more than 3,000 young readers as the sole public library.

Mattel Australia

Reach Foundation

Since 1994, the Reach Foundation, a Mattel-supported organization in Australia, has been creating "safe spaces" for young people to come together and express their concerns and aspirations. To date, Reach has assisted several thousand teenagers in a variety of experiential activities, ranging from school courses and workshops to camps, seminars, and cultural events, all of which combine group interaction with creative expression.

The Mattel team supports the Reach Foundation by participating in fundraising activities and corporate events giving Reach participants an opportunity to showcase their experiences.

In 2000, Mattel committed to entirely fund a new and revolutionary program for elementary school children. Known as "Reach Rookys," the program aims to provide children with creative, artistic, playful, and inspirational experiences to build resilience, participation, and team focus.

Kids Day

For three years, Mattel has been a major sponsor of "Kids Day," which is an initiative of the Australian Toy Association. For one week in June, participating toy retailers agree to donate five percent of their profits to selected Australian Children's Charities.

Mattel Mexico

Computer Learning Center

Thanks to the help of the Mattel Foundation and the local Mattel plant Mabamex, a computer learning center was constructed in 1992 at the Izcalli School in Tijuana, Mexico. The only one of its kind, the Izcalli School's computer learning center was designed exclusively for handicapped children. In 1999, Mattel provided an extensive computer upgrade.

Reforma Park

From 1997 to 1998, Mattel's Mabamex facilitated the restoration and reforestation of the Reforma Park. During those two years, community volunteers donated 500 hours of their time.

Santa Julia's Orphanage

Since 1994, Mattel's Mabamex has been inviting the children of the Santa Julia Orphanage to their facility. Over the years, a total of seventy to eighty kids have enjoyed Mabamex celebrations like Child's Day, Halloween, Christmas parties, and summer picnics.

Health Day

Mattel's Mabamex conducted a "health day" in 2000 for all employees, their families, and the community. In addition to dental consultations, participants attended presentations on drug prevention, first aid, and important vaccinations.

Children's Hospital

In 1996, Mattel's Mabamex started a golf tournament to sponsor the California Children's Hospital in Tijuana, Mexico. In the past five years, this tournament has become one of the most successful golf tournaments in Mexico, raising over $5,000,000. These efforts have taken the hospital from a small clinic to a large, modern facility offering comprehensive medical services.

MATTEL'S PHILANTHROPIC BRAND INITIATIVES

In addition to Mattel's corporate philanthropic initiatives, Mattel's brands also strive to make a meaningful difference in the lives of children through cause marketing campaigns.

For example, in 2002, the Barbie brand debuted a worldwide cause-related program called "Barbie Cares Supporting Children in the Arts™" dedicated to supporting arts education for children. This program, made possible by a $2 million donation to the Entertainment Industry Foundation (EIF), includes a celebrity public service announcement (PSA) campaign, an Arts Teacher of the Year Search, and the creation of innovative, relevant products that expose girls to the wonderful world of arts education and creative exploration.

During 2003, in addition to the giving discussed under the headings "Mattel Children's Foundation" and "Mattel Corporate Philanthropy," Mattel spent approximately $__________ in connection with cause marketing campaigns.

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/4991

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000

February 24, 2004

Sent Via E-Mail And Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20547

E-mail address: cfletters@sec.gov

Re: Mattel, Inc. – Shareholder Proposal of Marie-Claude Hessler-Grisel

Ladies and Gentlemen:

On January 22, 2004, we notified you of the intention of Mattel, Inc. ("Mattel"), to omit from the proxy statement and form of proxy for Mattel's 2004 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Marie-Claude Hessler-Grisel (the "Proponent") to Mattel on November 28, 2003 (the "Proposal"). In our letter to you of January 22, 2004 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if Mattel omitted the Proposal from the Proxy Materials.

On February 2, 2004, we received a copy of a letter sent from the Proponent to the Staff, dated February 2, 2004 ("Proponent Letter"), which is attached hereto as Exhibit A. We are of the view that the Proponent's arguments set forth in the Proponent Letter are flawed and therefore continue to believe that Mattel may exclude the Proposal from the Proxy Materials on the basis of Rule 14a-8(i)(10). The reasons for our conclusions in these regards are more specifically described in the Request Letter, but we feel compelled to bring the Staff's attention to the key flaws of the Proponent Letter.

A. The Proposal.

For the benefit of the Staff, we repeat the text of the Proposal, which reads as follows:

> Whereas the shareholders request the Board of Directors to report yearly, in writing, on the money spent on philanthropy in all its forms such as cash donations, matching funds, gifts in kind or for auctions or any other form, domestically and abroad,

independently or in connection with marketing actions. The report should also explain the decision criteria and the expected benefits.

B. The Proponent Letter fails to identify any aspect of the Proposal that is not substantially implemented by the Company's Charitable Giving Disclosure

In our Request Letter, we furnished the Staff with the text of our Charitable Giving Disclosure and demonstrated, on an item by item basis, that the Disclosure substantially implements the Proposal. In the Proponent Letter, the Proponent asserts that our Charitable Giving Disclosure is inadequate in that it does not contain a variety of additional information that the Proponent would like to see. However, the Proponent's requests for additional information stray so far from the content of the Proposal that she is, in essence, attempting to rewrite the Proposal after the fact.

On Page 3 of the Proponent Letter, for example, the Proponent acknowledges the long list of quantitative data that will be contained in the Charitable Giving Disclosure. She argues, however, that this data is not sufficient because it does not address a number of additional line-items that were not in the Proposal, such as: the percentage of Mattel's pre-tax corporate profits that fund the Mattel's Children Foundation; the amount that Mattel spends on Dream Halloween and other specific employee programs; and the amount that Mattel spends for programs in Indonesia and Mexico. Similarly, on Page 2 of the Proponent Letter, the Proponent lists additional questions that were not included in the Proposal but that she has now decided she would like to have addressed, such as the following: Do children of Indonesian or Mexican employees get a scholarship? Does Mattel reassess the charitable programs of Fisher Price and American Girl? Why has Mattel "discarded many of the initiatives in Mexico"?

The Proposal itself does not request any of the additional disclosure that the Proponent is now seeking. The Proposal, which is reproduced in Section A above, requires Mattel to provide disclosure on charitable giving (and in doing so, to include all forms of giving, e.g., cash, gifts in kind, and international giving) and to explain the decision criteria and expected benefits. We have explained in detail in the Request Letter the manner in which Mattel has addressed each of the items that are actually requested by the Proposal. In response to the Request Letter, the Proponent has, it seems, decided – after the deadline has passed – that she would like to rewrite her Proposal by adding additional disclosure requests that are not contained in the Proposal.

Similarly, the Proponent's criticism of the Charitable Giving Disclosure on the basis that it covers "current charities that were started by companies long before they were acquired by Mattel and charities that took place once or were abandoned years ago" (see Page 2 of the Proponent Letter) is misguided for at least two reasons. First, if Mattel were to exclude from its disclosure any charitable giving programs that were started by companies prior to their acquisition by Mattel, Mattel would fail to comply with the plain language of the Proposal itself, which requires disclosure "of the money spent on philanthropy in all its forms." Moreover, the Company should not be required to limit its Charitable Giving Disclosure to what is specifically requested by the Proposal. The Staff has routinely permitted exclusion under Rule 14a-8(i)(10) where a company has disclosed additional information, so long as the disclosure requested by the stockholder proponent was also included. See e.g., Exxon Mobil Corporation (avail. Jan. 24,

2001) (exclusion under Rule 14a-8(i)(10) permitted where proponent requested a board report on a pipeline project and the company had previously provided the requested disclosure "and a vast selection of additional information regarding the [project]" on its website).

Finally, the Proponent Letter does not demonstrate any failure of the Charitable Giving Disclosure to comply with the literal terms of the Proposal. Despite the references to additional information that the Proponent would like to see included, references to information that the Proponent would like to see deleted, and criticism of the fact that certain specific numbers are not yet available, the Proponent neither demonstrates nor seeks to demonstrate that the proposed Charitable Giving Disclosure fails to disclose "the money spent on philanthropy in all its forms."

C. Conclusion.

For the reasons provided in the Request Letter, as supplemented above, Mattel requests the concurrence of the Staff that it will not recommend enforcement action if Mattel omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials pursuant to Rule 14a-8(i)(10).

By copy of this letter, Mattel notifies Ms. Hessler-Grisel of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed pre-addressed and pre-paid return envelope.

If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Ms. Marie-Claude Hessler-Grisel (via e-mail, facsimile and overnight courier), w/attachment

Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

EXHIBIT A

February 2, 2004

Sent via e-mail and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

E-mail address: cflettersec.gov

Re: Mattel, Inc's letter of January 22, 2004

Ladies and Gentlemen,

Pursuant to §240.14a-8, question 11, of the Securities Exchange Act of 1934, as amended, I am sending you six copies of my response to Mattel's arguments regarding the proposed omission of my Proposal from the Proxy Materials for the 2004 Annual Meeting. I am also sending a copy of my response to Mr Bob Normile, Senior Vice President and General Counsel of Mattel, Inc.

Mattel believes that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) which permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal".

As explained in the following arguments, I do not consider that Mattel has substantially implemented my Proposal and therefore respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel omits the inclusion of the Proposal from its Proxy Materials for the 2004 Annual Meeting.

I The Proposal is not excludable because Mattel, Inc. has not substantially implemented the Proposal.

The Charitable Giving Disclosure related to the Mattel Children's Foundation, Mattel Corporate Philanthropy and Mattel's Philanthropic Brand Initiatives, does not meet substantially the requirements of the Proposal.

Mattel cannot be considered as going significantly beyond the disclosure requested by the Proposal because it includes various charitable programs of both Mattel and the Mattel's Children Foundation. As acknowledged in the no-action relief Letter and attachments, the Mattel's Children Foundation, though a separate entity of Mattel, is exclusively funded by donations from Mattel (page 3 of attachment B), the members of the Mattel Board of Directors constitute the members of the Mattel Children's Foundation and the Foundation's Board currently consists of three persons who also serve as directors of Mattel (page 2 of the no-action Letter). Further proof of the very tight links between Mattel and the Mattel Children's Foundation can be found in the Mattel annual report of 1998, where the Chairman and CEO writes: "Perhaps our proudest moment of 1998 came in November when we announced a $25 million gift to UCLA Children's Hospital" without mentioning the Mattel Children's Foundation (page 11 of the 1998 annual report). The Proposal is referring to the various charitable programs of both Mattel and the Mattel Children's Foundation.

I have no objection to Mattel making the information available to shareholders on its website.

The attachments to the no-action relief Letter, which almost in their integrality can also be found on Mattel website, may seem, at first sight, comprehensive and answering the legitimate questions of the shareholders. The numerous pages cover current charities but also charities that were started by companies long before they were aquired by Mattel and charities that took place once or were abandonned years ago. Yet a closer look shows that the information is intended to satisfy the public at large and not the shareholders.

What the shareholders need is precise information on the current philanthropy, on the decision criteria and on the expected benefits for the company. Where are the decision criteria for the attribution of scholarships for employees' children? How many children of domestic employees and how many of international employees get a scholarship? Do children of Indonesian or Mexican employees get a scholarship? Is the benefit of scholarships to retain employees or to attract future qualified employees? Do all the employee programs get the same funding or are there privileged programs? Are the various charitable programs of Fisher Price and American Girl, which seem to have been running for years, ever been reassessed? Why have many of the initiatives in Mexico been discarded? How come there were and are so few cause marketing campaigns?

Above all, precise and complete line by line quantitative data is required. The only precise figures relate to the $5 million given to the Mattel Children's Hospital of UCLA in 2003 and to the $2 million donation for the worldwide cause-related program called "Barbie Cares Supporting Children in the Arts in 2002". The $3 million given to the Hand in Hand initiative and the $3 million granted to the Helping Kids Grow program are irrelevant since the programs were concluded respectively in 1999 and 1997.

Much more is needed. It seems surprising, if not disquieting, that Mattel is still in the process of gathering the relevant quantitative data for 2003. It may be understandable that Mattel Children's Foundation has yet to figure out the exact amount of cash donated. However, as a shareholder, I cannot but be very concerned by the fact that Mattel does not know yet the cash grants given to the Foundation in 2003.

Mattel proposes to give the missing quantitative data in a Supplemental Letter filed with the Staff in mid-March (very late for a careful study) after the next Foundation's Board meeting and approximatively one month before the filing of the Proxy Materials.

According to the no-action Letter, the Supplemental Letter will provide the quantitative data currently missing in the attachement B. In other words, it will give the total amount of cash grants to Mattel Children's Foundation (page 3 of attachment B), the total amount of cash grants given by the Foundation (page 3 of attachment B), the total amount of money given to the funding of the employee programs (page 6 of attachment B), the approximative amount of money Mattel gave to other charitable organizations (page 10 of attachment B), the approximative number of toys for an approximative retail value donated to non-profit organizations that directly benefit children in need (page 10 of attachement B). Mattel will also give the approximative amount of money spent in connection with cause marketing campaigns (page 17 of attachment B).

Should the Proposal be considered substantially implemented if and when those figures, many of them "approximative", are disclosed? Of course not. What is asked for is detailed line by line information: what percentage of Mattel's pre-tax corporate profits goes to the funding of Mattel Children's Foundation and what happens when there is no-profit, how much money is spent for each of the employee programs, for Dream Halloween, for the Mattel Family Learning Program, for each of the Fisher Price and American Girl charitable programs, for each of the programs in Indonesia and in Mexico. No aggregate or approximative sums will do.

The Charitable Giving Disclosure even completed with the information of the Supplemental Letter does not cover substantially the information requested by the Proposal.

II Conclusion

Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the Proposal from its Proxy Materials for the 2004 Annual Meeting.

You may contact me at telephone 011 33 1 47348352 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Cc: Mr Bob Normile, Senior Vice President and General Counsel of Mattel, Inc. (via facsimile and express mail)

Marie-Claude Hessler-Grisel
Juriste
23 rue Oudinot
75007 Paris
France

February 2, 2004

Sent via e-mail and express mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street N.W.
Washington, DC 20549

E-mail address: cflettersec.gov

Re: Mattel, Inc's letter of January 22, 2004

Ladies and Gentlemen,

Pursuant to §240.14a-8, question 11, of the Securities Exchange Act of 1934, as amended, I am sending you six copies of my response to Mattel's arguments regarding the proposed omission of my Proposal from the Proxy Materials for the 2004 Annual Meeting. I am also sending a copy of my response to Mr Bob Normile, Senior Vice President and General Counsel of Mattel, Inc.

Mattel believes that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) which permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal".

As explained in the following arguments, I do not consider that Mattel has substantially implemented my Proposal and therefore respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel omits the inclusion of the Proposal from its Proxy Materials for the 2004 Annual Meeting.

I The Proposal is not excludable because Mattel, Inc. has not substantially implemented the Proposal.

The Charitable Giving Disclosure related to the Mattel Children's Foundation, Mattel Corporate Philanthropy and Mattel's Philanthropic Brand Initiatives, does not meet substantially the requirements of the Proposal.

Mattel cannot be considered as going significantly beyond the disclosure requested by the Proposal because it includes various charitable programs of both Mattel and the Mattel's Children Foundation. As acknowledged in the no-action relief Letter and attachments, the Mattel's Children Foundation, though a separate entity of Mattel, is exclusively funded by donations from Mattel (page 3 of attachment B), the members of the Mattel Board of Directors constitute the members of the Mattel Children's Foundation and the Foundation's Board currently consists of three persons who also serve as directors of Mattel (page 2 of the no-action Letter). Further proof of the very tight links between Mattel and the Mattel Children's Foundation can be found in the Mattel annual report of 1998, where the Chairman and CEO writes: "Perhaps our proudest moment of 1998 came in November when we announced a $25 million gift to UCLA Children's Hospital" without mentioning the Mattel Children's Foundation (page 11 of the 1998 annual report). The Proposal is referring to the various charitable programs of both Mattel and the Mattel Children's Foundation.

I have no objection to Mattel making the information available to shareholders on its website.

The attachments to the no-action relief Letter, which almost in their integrality can also be found on Mattel website, may seem, at first sight, comprehensive and answering the legitimate questions of the shareholders. The numerous pages cover current charities but also charities that were started by companies long before they were aquired by Mattel and charities that took place once or were abandonned years ago. Yet a closer look shows that the information is intended to satisfy the public at large and not the shareholders.

What the shareholders need is precise information on the current philanthropy, on the decision criteria and on the expected benefits for the company. Where are the decision criteria for the attribution of scholarships for employees' children? How many children of domestic employees and how many of international employees get a scholarship? Do children of Indonesian or Mexican employees get a scholarship? Is the benefit of scholarships to retain employees or to attract future qualified employees? Do all the employee programs get the same funding or are there privileged programs? Are the various charitable programs of Fisher Price and American Girl, which seem to have been running for years, ever been reassessed? Why have many of the initiatives in Mexico been discarded? How come there were and are so few cause marketing campaigns?

Above all, precise and complete line by line quantitative data is required. The only precise figures relate to the $5 million given to the Mattel Children's Hospital of UCLA in 2003 and to the $2 million donation for the worldwide cause-related program called "Barbie Cares Supporting Children in the Arts in 2002". The $3 million given to the Hand in Hand initiative and the $3 million granted to the Helping Kids Grow program are irrelevant since the programs were concluded respectively in 1999 and 1997.

Much more is needed. It seems surprising, if not disquieting, that Mattel is still in the process of gathering the relevant quantitative data for 2003. It may be understandable that Mattel Children's Foundation has yet to figure out the exact amount of cash donated. However, as a shareholder, I cannot but be very concerned by the fact that Mattel does not know yet the cash grants given to the Foundation in 2003.

Mattel proposes to give the missing quantitative data in a Supplemental Letter filed with the Staff in mid-March (very late for a careful study) after the next Foundation's Board meeting and approximatively one month before the filing of the Proxy Materials.

According to the no-action Letter, the Supplemental Letter will provide the quantitative data currently missing in the attachement B. In other words, it will give the total amount of cash grants to Mattel Children's Foundation (page 3 of attachment B), the total amount of cash grants given by the Foundation (page 3 of attachment B), the total amount of money given to the funding of the employee programs (page 6 of attachment B), the approximative amount of money Mattel gave to other charitable organizations (page 10 of attachment B), the approximative number of toys for an approximative retail value donated to non-profit organizations that directly benefit children in need (page 10 of attachement B). Mattel will also give the approximative amount of money spent in connection with cause marketing campaigns (page 17 of attachment B).

Should the Proposal be considered substantially implemented if and when those figures, many of them "approximative", are disclosed? Of course not. What is asked for is detailed line by line information: what percentage of Mattel's pre-tax corporate profits goes to the funding of Mattel Children's Foundation and what happens when there is no-profit, how much money is spent for each of the employee programs, for Dream Halloween, for the Mattel Family Learning Program, for each of the Fisher Price and American Girl charitable programs, for each of the programs in Indonesia and in Mexico. No aggregate or approximative sums will do.

The Charitable Giving Disclosure even completed with the information of the Supplemental Letter does not cover substantially the information requested by the Proposal.

II Conclusion

Therefore I respectfully request the Staff to recommend enforcement action to the Securities and Exchange Commission if Mattel, Inc. omits the Proposal from its Proxy Materials for the 2004 Annual Meeting.

You may contact me at telephone 011 33 1 47348352 if you have any questions regarding this matter.

Very truly yours,

Marie-Claude Hessler-Grisel

Cc: Mr Bob Normile, Senior Vice President and General Counsel of Mattel, Inc. (via facsimile and express mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 22, 2004

The proposal requests that the board annually report on the money spent on its philanthropy contributions in all its form and further, that the report should explain the decision criteria and the expected benefits.

Absent specific discussions of the final version of the Charitable Giving Disclosure and the details of the posting of the Charitable Giving Disclosure on Mattel's website, we are unable to conclude that Mattel has met its burden in establishing that Mattel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Mattel may omit the proposal from its proxy materials in reliance on rule14a-8(i)(10).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor